www.nasonyeager.com

March 26, 2013

VIA EDGAR
Mr. Paul Fischer
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Dear Mr. Fischer:

We are counsel to Aspen Group, Inc. (the “Company”) which yesterday filed Amendment No. 1 on Form S-1 to the Registration Statement filed on February 11, 2013 (File No. 333-186576) (“February S-1”).  The Amendment was filed in connection with the Staff’s oral comment that the financial information in the February S-1 required updating for the year ended December 31, 2012.  Previously, the Company had a Registration Statement on Form S-1 (File No. 333-184226) declared effective on November 21, 2012 (“November S-1”).  Pursuant to Rule 429 of the Securities Act of 1933, the Company included a combined prospectus for the February S-1 and the November S-1.  The Amendment filed yesterday constitutes a Post-Effective Amendment to the November S-1 and a Pre-Effective Amendment to the February S-1.

Other than updating the financial information and updating the filing through yesterday, no material changes were made to the Registration Statement.

If you have any questions, please call me at 561-471-3507 or on my cell phone at 561-644-2222.

Very truly yours,

/s/ Michael D. Harris

cc:  Mr. Michael Mathews (via email)